EXHIBIT 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement on Form S-8 of LCNB Corp., filed on March 13, 2003 of our reports dated February 27, 2009 relating to the consolidated balance sheets for LCNB Corp. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, , and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in this Annual Report on Form 10-K of LCNB Corp. for the year ended December 31, 2008.

/s/ J.D. Cloud & Co. L.L.P.
Certified Public Accountants

Cincinnati, Ohio

February 27, 2009